SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2022

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Arrangements of the Annual General Meeting, dated May 5, 2022

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the continued development of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•	the completion of our proposed A share offering;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 6, 2022	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ARRANGEMENTS OF THE ANNUAL GENERAL MEETING

Reference is made to the notice of the annual general meeting (the “AGM”) of China Mobile Limited (the “Company”) dated 13 April 2022 (the “AGM Notice”) and the accompanying form of proxy (the “Proxy Form”). The AGM will be held on Wednesday, 18 May 2022 at 10:00 a.m. in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meanings as ascribed to them in the circular dated 13 April 2022 issued by the Company.

In light of COVID-19 and to safeguard shareholders’ health and safety, the Company encourages shareholders to consider appointing the chairman of the AGM as his/her proxy to vote on the resolutions, instead of attending the AGM in person. Some directors of the Company will attend the AGM remotely through video or telephone conference facilities.

ARRANGEMENTS IN RELATION TO ATTENDANCE OF THE AGM

The Company will limit attendance of the AGM by shareholders in person so as to comply with the maximum number of persons for group gatherings and/or maximum percentage capacity of the premises as legally permissible on the date of the AGM. The Company currently expects that the venue will be able to accommodate no more than 200 shareholders, including holders of Hong Kong Shares or their appointed proxies as well as pre-registered holders of RMB Shares or their appointed proxies. Admission to the venue will be on a “first-come-first-served” basis, and if the number of shareholders exceeds the aforesaid limit, some shareholders may be denied admission and may be requested to leave the venue after completing a poll form outside of the venue.

THE PROXY FORM

The Company once again encourages shareholders to consider appointing the chairman of the AGM as his/her proxy to exercise his/her voting rights, instead of attending the AGM in person. A shareholder who has returned a Proxy Form to appoint a person other than the chairman of the AGM as his/her proxy may now still choose to appoint the chairman of the AGM as his/her proxy to exercise his/her voting rights by completing and returning a new Proxy Form which will supersede the Proxy Form previously returned.

As stated in the AGM Notice and the Proxy Form, in order to be valid, a Proxy Form together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong not less than 24 hours before the time for holding the AGM.

OTHER PRECAUTIONS TO BE TAKEN AT THE AGM

1.

Pursuant to the Prevention and Control of Disease (Requirements and Directions) (Business and Premises) Regulation (Chapter 599F of the Laws of Hong Kong) and the Prevention and Control of Disease (Vaccine Pass) Regulation (Chapter 599L of the Laws of Hong Kong), all persons must scan the “LeaveHomeSafe” venue QR code and comply with the requirements of the “Vaccine Pass Direction” prior to entry to the AGM venue.

2.

The Company will take all practicable precautions to ensure the health and safety of shareholders attending the AGM, including but not limited to mandatory screening of body temperatures, requiring attendees to bring and wear their own surgical masks, physical distancing, no food or beverage service and no handing out of gifts.

3.

The Company will refuse entry to any persons who do not comply with the aforesaid precautions, whose body temperature is 37.5ºC or higher, with flu-like symptoms, under quarantine or having close contact with any person under quarantine.

CONTACTING THE COMPANY AND ITS HONG KONG SHARE REGISTRAR

If shareholders have any questions relating to the AGM, please contact the Company’s Hong Kong share registrar as follows:

Hong Kong Registrars Limited 17M Floor, Hopewell Centre

183 Queen’s Road East Wanchai, Hong Kong

Telephone: +852 2862 8555

Website: www.computershare.com/hk/contact

Alternatively, shareholders may contact Ms. Chow of the Company at +852 3121 8888.

OTHERS

The Company will continue to monitor COVID-19 and may alter the AGM arrangements at short notice. Shareholders are advised to check any future announcement(s) which the Company may publish on the websites of the Hong Kong Stock Exchange and the Company.

Holders of RMB Shares should also refer to any announcement(s) which the Company may from time to time publish on the websites of the Shanghai Stock Exchange and the Company with respect to attendance of the AGM by holders of RMB Shares.

By Order of the Board
China Mobile Limited
Wong Wai Lan Grace
Company Secretary

Hong Kong, 5 May 2022

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xi and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.